Exhibit 99.1

News Release
For immediate release
Calgary, Alberta
April 23, 2010

TSX: OPC

OPTI Canada to Present at the Raymond James Heavy Oil Conference

OPTI Canada Inc. (OPTI) announced today that Chris Slubicki, President and CEO of OPTI, will present an overview of the Company at the Raymond James Heavy Oil Conference. The presentation will take place on Monday, May 3rd at 3:45 p.m. Eastern Time, from the InterContinental/The Barclay Hotel in New York.

The presentation will be audio broadcast via live and archived webcast.  The webcast will be located under “Presentations and Webcasts” within the Investors section of the OPTI website, and will be archived for 30 days. The webcast may also be accessed at: http://www.wsw.com/webcast/rj55/opc.to/.

About OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary OrCrude™ process. Our first project, Phase 1 of Long Lake, consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses the OrCrude™ process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

For more information contact:

Krista Ostapovich Investor Relations (403) 218-4705	OPTI Canada Inc. Suite 2100, 555 – 4th Ave. S.W. Calgary, Alberta, Canada T2P 3E7

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